Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2006

Mr. J. Michael Lauer
Executive Vice President and Chief Financial Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue,
Milwaukee, WI 53202

Re: **MGIC Investment Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 31, 2006
      File No. 001-10816

Dear Mr. Lauer:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and analysis of Financial Condition and…, page 36

Results of Consolidated Operations, page 41

Losses, page 45

1. You agreed in your January 26, 2005 response to comment two of our January 10, 2005 letter to discuss, in your filings:

   - current loss trends and the effect those trends had on the loss development; and

- whether severity and the claim rate increased or decreased and the general reasons for these changes.

We continue to believe that these discussions in your current filing would be informative to investors particularly given the significantly revised estimates of loss reserves. Please provide us these discussions in disclosure-type format as they relate to your current filing. Include a discussion that also provides insight into your assertion that 2005 "reduction in losses incurred pertaining to prior years was due primarily to more favorable loss trends experienced during the year" when it appears that default rates and average claims paid increased between December 31, 2003, 2004, and 2005.

Critical Accounting Policies, page 56

2. For each of the critical accounting policies that you identify, please provide us in disclosure-type format a discussion that quantifies:

- the effect that changes in estimates have had on the financial statements for each period presented; and
- the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. J. Michael Lauer
MGIC Investment Corporation
May 30, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant